UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FORMFACTOR, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

346375108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Richard A. DeLateur

Chief Financial Officer

FormFactor, Inc.

7005 Southfront Road

Livermore, California 94551

(925) 290-4000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With copies to:

Alan Talkington, Esq.
Jonathan M. Ocker, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEES

Transaction Valuation*	Amount of Filing fee
Not applicable	Not applicable

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Below is an e-mail communication sent by the Chief Executive Officer of FormFactor, Inc. (the “Company”) on August 31, 2010 to employees holding stock options granted under the Company’s  2002 Equity Incentive Plan, as amended, regarding a contemplated stock option exchange offer (the “Exchange Offer”).

The Exchange Offer described in the attached e-mail communication has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Exchange Offer. Persons who are eligible to participate in the Exchange Offer should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Exchange Offer.  These written materials and other documents filed by the Company with the SEC will be available  free of charge from the SEC’s website at www.sec.gov.

2

Email communication from Chief Executive Officer of FormFactor, Inc. dated August 31, 2010

All Employees,

Today we announced that we expect revenue for our fiscal third quarter 2010 to be between $46 and $48 million, lower than the previous expectation of the low to mid $50 millions.  The lower than expected results are due to the timing of completion of qualifications for the Matrix product family at major customers, the company’s decision to turn away low margin business and longer lead times quoted than customers requested.

Our new Matrix platform is gaining traction.  I believe as our Matrix products become fully adopted at all major DRAM manufacturers, it will become the preferred full-wafer-contact probe solution.

We also announced today our intent to file a program in which the company will offer a voluntary stock option exchange for its employees. The exchange program offer is designed to help the company retain and incentivize employees, with the aim of enhancing value for all shareholders.  The program, which was approved by our Board of Directors, will provide FormFactor employees the opportunity to exchange stock options with exercise prices that are at or above $13.63 for replacement options that can be exercised at a price that more closely reflects FormFactor’s current share value.  The program excludes named executive officers and Board members.

Retaining our experienced employees is essential to executing our turnaround plan for FormFactor.  The stock option exchange provides an opportunity for our employees to eliminate the negative impact of having options that are substantially underwater.  It also encourages employees to take part in that turnaround and to create a company that delivers long-term shareholder value.

All eligible employees will receive an email on Thursday, September 2 with information on how to access the website that will be used for the stock option exchange.

Also, we will have an All Hands meeting in the Livermore Springs Café on Wednesday, September 1 at 4:00 p.m. California time.  For employees outside of Livermore, we will provide separate instructions on how you can listen to the All Hands meeting.

The Press Release can be found in the Investors section of our external website at http://investors.formfactor.com/releasedetail.cfm?ReleaseID=503769.  We will also hold a conference call with investors and analysts to discuss the financial guidance and more details on the stock option exchange program tomorrow, September 1 at 2:30 p.m. PDT.   As we did for the Q2 earnings announcement call, we will post the script for the call on inFORM after the call and send you a link to the script.

Thanks for all of your hard work.

Best Regards,

Carl

3